SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company
CVM No. 1769-8

C.N.P.J. No. 02.558.144/0001-93
N.I.R.E. 29.3.000.238.9-2

NOTICE TO SHAREHOLDERS

We hereby notify the Shareholders that the following resolutions were approved at the Extraordinary General Shareholders' Meeting of Tele Leste Celular Participações S.A. ("Company") held on March 28, 2005:

I – Cancellation of 252,498 common shares and 51,102,580 preferred shares issued by the Company currently held in treasury, corresponding to all shares of the Company held in treasury, with the consequent reduction in its capital stock from R$306,375,313.72 to R$306,340,505.99. After the transaction, the capital stock of the Company is represented by:

Common Shares	167,232,225,653
Preferred Shares	313,385,891,952
TOTAL	480,618,117,605

II – The proposal for reverse split of all shares of the capital stock of the Company, in accordance with the terms of Art. 12 of Law No. 6404/76, under the following conditions:

(i) A resolution was approved for a reverse split of all shares of the capital stock of the Company in the proportion of fifty thousand (50,000) shares into one (1) share of the same class, whereby the capital stock is now represented by 9,612,363 registered shares, with no par value, of which 3,344,645 are common shares and 6,267,718 are preferred shares;

(ii)  The objective of the reverse split is: (1) to adjust the unit quotation value of the shares to a more adequate level from a stock marketperspective, since the quotation of the shares in Reais gives greater visibility as compared with the price per lot of one thousand (1,000) shares; (2) to unify the basis for quoting the shares in the national and international markets, since the shares are currently quoted in lots of one thousand (1,000) shares in the national market – São Paulo Stock Exchange ("BOVESPA"), and in lots of fifty thousand (50,000) shares for each American Depositary Receipt ("ADR") in the international market – New York Stock Exchange ("NYSE"), responding also to a BOVESPAinitiative; (3) to reduce operational costs and increase the efficiency of the system for registering information regarding the shareholders of TLE; and (4) to reduce the possibilities of information errors, thus improving the services rendered to the Company's shareholders;

(iii) The Shareholders will be entitled, during the period from March 29, 2005 until May 3, 2005, in their sole discretion, to adjust their stock positions, by class, into lots of fifty thousand (50,000) shares, by trading through securities dealers authorized to operate by BOVESPA;

(iv) From May 4, 2005, the shares of the capital stock of the Company will be traded exclusively on a unit basis and will be quoted in Brazilian Reais (R$) per share;

(v) On May 20, 2005, the sum of fractional shares resulting from the reverse split of shares will be sold at an auction on BOVESPA. The fractional shares will be debited from the shareholders' positions before the auction, and the sale proceeds will be made available on May 31, 2005 in the name of each holder of a fractional share, as follows:

(a)  The Shareholders should appear at a Banco ABN Amro S.A. branch of their choice to receive the respective amounts;

(b)  The amount corresponding to the shareholders who have their shares in custody of CBLC – Brazilian Settlement and Custody Company, will be directly credited to CBLC, which will transfer the amounts to the shareholders through their custodial agents; and

(c)  For those shareholders whose shares are blocked or who do not have an updated record, the amount will be retained by the Company and made available to the applicable shareholder for payment only upon presentation of documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

The shares that will be offered in the auction referred to in item I-(v) above have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States of America or to any U.S. person (as such term is defined in Regulation S under the Securities Act), unless such securities are registered under the Securities Act or an exception from the registration requirements of the Securities Act applies.

(iv) From May 4, 2005 each ADR will represent one (1) preferred share.

III – The proposal to amend Article 4 of the By-Laws, regarding the authorized capital limit for the Board of Directors to increase the capital stock of the Company, whereby the limit was changed from up to one trillion, four hundred billion (1,400,000,000,000) shares, to up to twenty-eight million (28,000,000) shares, either common or preferred, regardless of any amendment to the By-Laws.

São Paulo, March 28, 2005.

Arcadio Luis Martinez Garcia
Investor Relations Officer
Tele Leste Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 5105-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br /ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.